Exhibit 99.1

Execution Version

AMENDMENT TO ACQUISITION AGREEMENT

This Amendment to the Acquisition Agreement (this “Amendment”), dated as of January 17, 2022 (the “Effective Date”), is made by and among Plus Products Inc., a British Columbia corporation(the “Company”), Plus Products Holdings Inc., a corporation existing under the laws of the State of Nevada (“PPH”) and Glass House Brands Inc., a British Columbia corporation (the “Purchaser”). The Company, PPH and the Purchaser are parties to that certain Acquisition Agreement dated as of December 17, 2021 (the “Acquisition Agreement”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Acquisition Agreement.

WHEREAS, following the execution by the parties of the Acquisition Agreement, it has become apparent that there were certain clerical errors, inconsistencies and updates that will need to be rectified in the Acquisition Agreement, and that in order to correct these certain clerical errors and inconsistencies and provide for those certain updates in the Acquisition Agreement, the Company, PPH and the Purchaser have agreed to certain amendments to the terms and conditions of the Acquisition Agreement, as set forth herein;

WHEREAS, as set forth in Section 7.6 of the Acquisition Agreement, any provision of the Acquisition Agreement may be amended with the written consent of the Company, PPH and the Purchaser.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein, the parties hereby agree as follows:

1.             Amendments of the Acquisition Agreement. Effective as of the Effective Date, the Acquisition Agreement is hereby amended as follows:

1.1            Recital C – A new Recital C of the Acquisition Agreement shall be revised to read, in its entirety, as follows:

“C.	In the circumstances, the Purchaser wishes to purchase and Plus Products will sell the Acquired Securities (as defined below) and the Net Intercompany Receivables (as defined below) in order for the Purchaser to acquire ownership of 100% of PPH on the terms and conditions set forth in this Agreement.”.

1.2            Recital D – A new Recital D shall be added to the Acquisition Agreement to read, in its entirety, as follows:

“D.	For United States federal income tax purposes, the Purchaser, PPH and Plus Products intend that the Transaction qualify as a reorganization and statutory merger within the meanings of Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code and the Treasury Regulations promulgated thereunder, and, by approving resolutions authorizing this Agreement, intend to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).”.

1.3            Section 1.1(bbb) – Section 1.1(bbb) of the Acquisition Agreement shall be revised to read, in its entirety, as follows:

““Outside Date” means February 28, 2022, or such later date as determined by the Purchaser in its sole and absolute discretion up to April 15, 2022, or, after April 15, 2022, such later date as agreed to by the Parties acting reasonably.”.

1.4            Section 1.1(dddd) – Section 1.1(dddd) shall be revised to read, in its entirety, as follows:

““Purchaser Note Indenture” means the new note indenture(s) to be entered into between the Purchaser and the Trustee on or before the Closing Date in connection with the creation and issuance of the Purchaser Notes and the Alternate Purchaser Notes to be issued to the Noteholders in connection with the Transaction.”.

1.5            Section 1.1(zzzz) – A new Section 1.1(zzzz) shall be added to the Acquisition Agreement to read, in its entirety, as follows:

““Net Intercompany Receivables” has the meaning set out in Section 2.7 of this Agreement.”.

1.6            Section 1.1(aaaaa) – A new Section 1.1(aaaaa) shall be added to the Acquisition Agreement to read, in its entirety, as follows:

““Alternate Purchaser Notes” has the meaning set out in Section 2.2(a) of this Agreement.”.

1.7            Section 1.1 (bbbbb) – Anew Section 1.1 (bbbbb) shall be added to the Acquisition Agreement to read, in its entirety, as follows:

““VWAP” means, for the Purchaser Common Shares, the per Purchaser Common Share volume-weighted average trading price on the Exchange, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day; provided, however, that if such volume-weighted average price is unavailable, “VWAP” means the average of the market value of one Purchaser Common Share on such trading day as determined by a nationally-recognized investment bank selected by the Purchaser for this purpose, using a volume-weighted method and converted, if necessary, into Canadian dollars at the relevant exchange rate. In each case, the VWAP will be determined without regard to after-hours trading or any other trading outside of the primary trading session.”.

1.8            Section 1.7 – Section 1.7 of the Acquisition Agreement shall be revised such that, in the table listing the Schedules to the Acquisition Agreement, an additional row shall be added that shall read, as follows:

“E – Terms and Conditions of Alternate Purchaser Notes”

1.9           Section 2.1 – The first paragraph of Section 2.1 of the Acquisition Agreement shall be revised to read, in its entirety, as follows:

“Subject to the terms and conditions of this Agreement and the CCAA Plan, Plus Products hereby agrees to sell and transfer 100% of the Acquired Securities and the Net Intercompany Receivables to the Purchaser, and the Purchaser hereby agrees to purchase such Acquired Securities and the Net Intercompany Receivables on the Closing Date.”.

1.10         Section 2.2 – The first paragraph of Section 2.2 of the Acquisition Agreement shall be revised to read, in its entirety, as follows:

“In consideration for the Acquired Securities and the Net Intercompany Receivables, the purchase price for the sale of the Acquired Securities shall be US$32,760,261, which amount shall be paid by the Purchaser by the issuance of the following securities (collectively, the “Consideration”), subject to the approval of the Exchange:”.

1.11         Section 2.2(a) – This Section shall be revised to read, in its entirety, as follows:

“20,005 unsecured convertible debenture notes of the Purchaser, each having substantially the terms and conditions set forth in either the attached Schedule “D” (the “Purchaser Notes”) and/or Schedule “E” (the “Alternate Purchaser Notes”), and to be governed by the Purchaser Note Indenture, with up to an aggregate of 8,002 of such unsecured convertible debenture notes (or 40%) issuable in the form of Alternate Purchase Notes pursuant to and in accordance with the Noteholder Claimant Election (as defined in the CCAA Plan), and having an aggregate face value of $20,504,850.96 (which represents 100% of the principal value and accrued interest of the Amended Debentures as of September 13, 2021);”.

1.12         Section 2.7 – A new Section 2.7 shall be added to the Acquisition Agreement to read, in its entirety, as follows:

“Section 2.7          Intra-Group Receivables/Payables

Subject to the terms and conditions of the CCAA Plan, Plus Products and PPH hereby agree to: (a) set-off: (i) any amounts owing as at Closing by Plus Products to any of PPH or any of the Subsidiaries, (including any obligations incurred after the Filing Date in order to finance the continuation and preservation of the Business, which obligations may include payments by any one of PPH or any of the Subsidiaries in respect of obligations incurred by Plus Products);from (ii) any amount owing as at Closing to Plus Products by PPH or any of the Subsidiaries, including any obligations incurred after the Filing Date, resulting in a net intercompany receivable (the “Net Intercompany Receivables”); and (b) transfer and assign to, and vest in, the Purchaser the Net Intercompany Receivables, and, accordingly, PPH and the Subsidiaries shall each absolutely release and discharge Plus Products for and from any and all obligations of Plus Products in respect of the intercompany payables.”.

1.13          Section 2.8 – A new Section 2.8 shall be added to the Acquisition Agreement to read, in its entirety, as follows:

“Section 2.8           Tax-Free Reorganization Treatment

(a)	The Purchaser and Plus Products shall use their commercially reasonable efforts, and shall cause their Affiliates to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Transaction to qualify as a reorganization and statutory merger within the meanings of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Neither the Purchaser nor Plus Products shall, nor shall they permit any of their respective Affiliates or representatives, advisors or agents to, take or cause to be taken any action that could reasonably be expected to prevent the Transaction from qualifying as a reorganization and statutory merger within the meanings of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

(b)	This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c)	Unless otherwise required pursuant to: (i) a “determination” within the meaning of Section 1313(a) of the Code; or (ii) a settlement with IRS Appeals on IRS Form 870-AD (or successor form), each of the Purchaser, PPH and Plus Products shall, and shall cause their respective Affiliates to: (A) prepare and file all Tax returns in a manner consistent with the treatment of the Transaction as a reorganization described in Section 368(a) of the Code; and (B) take no position on any Tax return or Tax audit or proceeding that is inconsistent with the treatment of the Transaction as a reorganization described in Section 368(a) of the Code. In the event that the treatment of the Transaction as a reorganization described in Section 368(a) of the Code is disputed by any Tax authority, the party receiving notice of such dispute shall notify and consult with the other party and the Plus Products Securityholders concerning resolution of such dispute and at the sole expense of the Plus Products Securityholders shall use commercially reasonable efforts to contest such dispute in a manner consistent with the treatment of the Transaction as a reorganization described in Section 368(a) of the Code.”.

1.14          Section 3.1(i) – Section 3.1(i) of the Acquisition Agreement shall be revised such that the word “and” in the final line of the section shall be removed.

1.15          Section 3.1(b)– Section 3.1(j) of the Acquisition Agreement shall be revised such that the “.” in the final line of the section shall be replaced with the words “; and”.

1.16          Section 3.1(k) – A new Section 3.1(k) shall be added to the Acquisition Agreement to read, in its entirety, as follows:

“(k)          prior to the Closing Date, the Purchaser has not taken or agreed to take any action, or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.”.

1.17            Section 3.2(ddd) – Section 3.2(ddd) of the Acquisition Agreement shall be revised such that the word “and” in the final line of the section shall be removed.

1.18            Section 3.2(eee) – Section 3.2(eee) of the Acquisition Agreement shall be revised such that the “.” in the final line of the section shall be replaced with the words “; and”.

1.19            Section 3.2(fff) – A new Section 3.2(fff) shall be added to the Acquisition Agreement to read, in its entirety, as follows:

“(fff)       prior to the Closing Date, neither Plus Products nor PPH has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.”.

1.20            Section 7.2 – Section 7.2 of the Acquisition Agreement shall be revised to read, in its entirety, as follows:

“Each Party acknowledges that there are no other agent or broker fees or other commissions payable by such Party on the Consideration (including, in particular, the Purchaser Notes, the Alternate Purchaser Notes, Purchaser Common Shares, Purchaser RSUs or Purchaser Retention RSUs), or otherwise in connection with the Transaction.”

1.21            Schedule “A” – Schedule “A” of the Acquisition Agreement, being the Plan of Compromise, Arrangement and Reorganization dated December 17, 2021, shall be deleted in its entirety and replaced with the Amended Plan of Compromise, Arrangement and Reorganization dated January 17, 2022.

1.22            Schedule “D” – Schedule “D” of the Acquisition Agreement shall be revised to delete the first paragraph in its entirety and further revised such that the second and third paragraphs read, as follows:

“The Purchaser Notes shall have a maturity date of April 15, 2027, and accrue interest at a rate of 8% per annum, payable semi-annually in arrears until maturity (or earlier redemption as applicable), payable in cash or payable by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, based on the 10 day VWAP of the Purchaser Common Shares ending five (5) trading days prior to the interest payment date.

The Purchaser Notes shall be redeemable, at the sole option of the Purchaser, in full or in part on a pro rata basis, and payable in cash or by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, at 100% of the principal value and interest value owing to the Noteholders (the “Purchaser Note Redemption Right”). The Purchaser shall be entitled to exercise the Purchaser Note Redemption Right at any time between the issue date and the maturity date of the Purchaser Notes, upon giving 30 days’ written notice of any such redemption to the Note holders in accordance with the terms of the Purchaser Note Indenture. Any redemption payment of Purchaser Notes (including interest thereon) for Purchaser Common Shares shall be calculated based on the higher of: (i) the 10 day VWAP of the Purchaser Common Shares ending five (5) trading days prior to the redemption date, and (ii) C$4.08 (being the 10 day VWAP of the Purchaser Common Shares on the date of the Acquisition Agreement).”.

1.23            Schedule “E” – A new Schedule “E” shall be added to the Acquisition Agreement to read, in its entirety, as follows:

“Terms and Conditions – Alternate Purchaser Notes

“The Alternate Purchaser Notes shall have a maturity date of April 15, 2027, and accrue interest at a rate of 8% per annum, payable semi-annually in arrears until maturity (or earlier redemption as applicable), payable in cash or payable by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, based on the 10 day VWAP of the Purchaser Common Shares ending five (5) trading days prior to the interest payment date.

The Alternate Purchaser Notes shall be redeemable, at the sole option of the Purchaser, in full or in part on a pro rata basis, and payable in cash or by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, at 100% of the principal value and interest value owing on such Purchaser Notes to the Noteholders (the “Alternate Purchaser Note Redemption Right”). The Purchaser shall be entitled to exercise the Alternate Purchaser Note Redemption Right at any time between the issue date and the maturity date of the Alternate Purchaser Notes, upon giving 30 days’ written notice of any such redemption to the Noteholders in accordance with the terms of the Purchaser Note Indenture. Any redemption payment of Alternate Purchaser Notes (including interest thereon) for Purchaser Common Shares shall be calculated based on the lower of: (1) the 10 day VWAP of the Purchaser Common Shares ending five trading days prior to the redemption date, and (2) US$10.00 per Purchaser Common Share (based on a United States to Canadian dollar conversion rate as determined by the Purchaser). Notwithstanding the foregoing, in the event the Trading Period Trigger (as defined below) occurs and the Purchaser exercises its Alternate Purchaser Note Redemption Right, any redemption payment for Purchaser Common Shares shall be calculated based on a value of US$10.00 per Purchaser Common Share.

During the term of the Alternate Purchaser Notes, in the event the Purchaser Common Shares achieve a closing price of US$10.00 per Purchaser Common Share on the Exchange over any period greater than or equal to twenty consecutive trading days (the “Trading Period Trigger”) each holder of Alternate Purchaser Notes shall then have the right to elect to convert all or a portion of their Alternate Purchaser Notes (including interest owing thereon) into Purchaser Common Shares, based on a conversion price of US$10.00 per Purchaser Common Share (the “Noteholder Conversion Right”), unless the Purchaser otherwise provides notice it is electing to exercise its Alternate Purchaser Note Redemption Right. In order to exercise the Noteholder Conversion Right upon the Trading Period Trigger, a Noteholder must provide the Purchaser and the Trustee with written notice thereof, in accordance with the terms of the Purchaser Note Indenture.

2.            General. The foregoing Amendment is limited as provided herein and does not extend to any other provisions of the Acquisition Agreement not specified herein or to any other matter. The Acquisition Agreement, as amended hereby, is ratified and confirmed and shall continue in full force and effect. Each party represents and warrants to the other parties that this Amendment has been duly authorized, executed and delivered by it and constitutes a valid and legally binding agreement with respect to the subject matter contained herein. This Amendment and any controversy arising out of or relating to this Amendment shall be governed by and construed in accordance with laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to conflict of law principles that would result in the application of any law other than such laws. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. In the event that any signature is delivered by facsimile transmission, or by email delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

3.            No Novation. The parties hereto acknowledge and agree that this Amendment and the other agreements, documents and instruments executed and delivered in connection herewith do not constitute a novation or termination of the obligations and liabilities of the Company, PPH or the Purchaser under the Acquisition Agreement as in effect prior to this Amendment, and such obligations and liabilities are in all respects continuing with only the terms thereof being modified as provided in this Amendment.

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

PLUS PRODUCTS INC.

Per:	(Signed)
Name: Jacob Foster Heimark
Its Authorized Signatory

PLUS PRODUCTS HOLDINGS INC.

Per:	(Signed)
Name: Jacob Foster Heimark
Its Authorized Signatory

GLASS HOUSE BRANDS INC.

Per:	(Signed)
Name: Kyle Kazan
Its Authorized Signatory